                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                                 CIK: 317781
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                                                               SEC FILE NUMBER:
                                                                  001-10058
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(Check One): Form 10-K [X]  Form 20-F [_]  Form 11-K [_]
             Form 10-Q [_] Form N-SAR [_]
For Period Ended:  December 31, 2001______________________
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Anchor Pacific Underwriters, Inc.
Former Name if Applicable:  System Industries, Inc.
Address of Principal Executive Office: 610 West Ash Street, Suite 1500 City, State and Zip Code: San Diego, CA 92101


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if Needed).

The Annual Report on Form 10-K for the fiscal year ended December 31, 2001 could not be filed within the prescribed time period. The Company has limited resources due to its poor financial condition. Henceforth, the Company was unable, without reasonable effort or expense, to finalize its quarterly and annual financial data.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Gerard A.C. Bakker
Telephone Number: (678) 731-9091

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [_] Yes     [X] No

The following reports have not been filed with the commission: a) March 31, 2001 Quarterly Report on Form 10-Q b) June 30, 2001 Quarterly Report on Form 10-Q c) September 30, 2001 Quarterly Report on Form 10-Q

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes     [_] No

During 2001, the Company's subsidiaries that engaged in employee benefits plan administration terminated business operations. For the year ended December 31, 2000, the Company reported a net loss of $3,324,856, comprised of a net loss from continuing operations of $266,285 and a net loss from discontinued operations of $3,058,571. For the year ended December 31, 2001, the Company expects to report a net loss of $2,147,515, comprised of a net loss from continuing operations of $276,630 and a net loss from discontinued operations of $1,870,885.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Anchor Pacific Underwriters, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2002      By:             /s/ Gerard A.C. Bakker
                              _________________________________________________
                                       Gerard A.C. Bakker, President
                                       (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).